B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017

Gold revenue	$323,855	$154,109	$952,949	$464,687

Cost of sales
Production costs	(133,169)	(72,777)	(363,407)	(220,622)
Depreciation and depletion	(82,117)	(37,551)	(231,838)	(118,946)
Royalties and production taxes	(20,252)	(6,539)	(60,042)	(17,954)
Total cost of sales	(235,538)	(116,867)	(655,287)	(357,522)

Gross profit	88,317	37,242	297,662	107,165

General and administrative	(12,418)	(8,485)	(35,178)	(25,229)
Share-based payments (Note 9)	(9,422)	(3,938)	(16,382)	(13,252)
Impairment of long-lived assets, net (Note 6)	(2,960)	—	(21,146)	—
Gain on sale of Lynn Lake royalty (Note 6)	—	—	—	6,593
Write-down of mineral property interests	(499)	(2,046)	(499)	(3,485)
Provision for non-recoverable input taxes	1,558	208	(334)	(1,340)
Foreign exchange gains (losses)	2,703	(1,472)	4,251	(2,880)
Other	305	(259)	(2,206)	(1,543)
Operating income	67,584	21,250	226,168	66,029

Unrealized (loss) gain on fair value of convertible notes (Note 8)	(1,441)	8,046	10,651	(3,932)
Community relations	(1,912)	(1,658)	(4,317)	(4,329)
Interest and financing expense	(7,585)	(2,140)	(24,375)	(7,411)
Realized gains (losses) on derivative instruments	1,732	(1,344)	3,851	(2,684)
Unrealized gains (losses) on derivative instruments	2,269	2,454	8,269	(16)
Write-down of long-term investments	—	(157)	—	(1,613)
Other	516	(1,230)	279	(1,421)
Income before taxes	61,163	25,221	220,526	44,623

Current income tax, withholding and other taxes expense (Note 13)	(26,448)	(6,975)	(89,180)	(14,233)
Deferred income tax expense (Note 13)	(18,679)	(5,853)	(36,549)	(3,290)
Net income for the period	$16,036	$12,393	$94,797	$27,100

Attributable to:
Shareholders of the Company	$10,598	$11,443	$87,886	$26,973
Non-controlling interests	5,438	950	6,911	127
Net income for the period	$16,036	$12,393	$94,797	$27,100

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.01	$0.01	$0.09	$0.03
Diluted	$0.01	$ 0.00	$0.07	$0.03

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	988,795	978,680	985,226	975,246
Diluted	999,347	1,058,345	1,063,901	990,946

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017

Net income for the period	$16,036	$12,393	$94,797	$27,100

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes	(14)	—	(160)	—
Unrealized gain (loss) on investments, net of deferred tax expense (Note 5)	85	(94)	(4,341)	465
Other comprehensive income (loss) for the period	71	(94)	(4,501)	465
Total comprehensive income for the period	$16,107	$12,299	$90,296	$27,565

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$71	$(94)	$(4,501)	$465
Non-controlling interests	—	—	—	—
	$71	$(94)	$(4,501)	$465

Total comprehensive income attributable to:
Shareholders of the Company	$10,669	$11,349	$83,385	$27,438
Non-controlling interests	5,438	950	6,911	127
	$16,107	$12,299	$90,296	$27,565

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017
Operating activities
Net income for the period	$16,036	$12,393	$94,797	$27,100
Mine restoration provisions settled	(98)	(231)	(326)	(255)
Non-cash charges, net (Note 14)	102,476	27,377	264,897	101,378
Changes in non-cash working capital (Note 14)	20,801	2,511	16,080	(22,814)
Proceeds from prepaid sales	—	—	—	30,000
Changes in long-term value added tax receivables	4,020	(278)	1,274	(6,015)
Cash provided by operating activities	143,235	41,772	376,722	129,394

Financing activities
Credit facility drawdowns, net of transaction costs (Note 8)	200,000	70,699	225,000	120,341
Repayment of credit facility (Note 8)	(25,000)	—	(175,000)	—
Equipment loan facilities, drawdowns net of transaction costs (Note 8)	—	14,199	28,848	51,331
Repayment of equipment loan facilities (Note 8)	(7,291)	(2,579)	(20,463)	(9,114)
Interest and commitment fees paid	(5,299)	(1,485)	(26,194)	(11,033)
Common shares issued for cash on exercise of stock options (Note 9)	5,550	1,869	15,457	25,068
Restricted cash movement	—	(849)	(1,379)	(6,948)
Other	(341)	(416)	(1,158)	(1,135)
Cash provided by financing activities	167,619	81,438	45,111	168,510

Investing activities
Expenditures on mining interests:
Fekola Mine, development and sustaining capital	(17,128)	(65,318)	(53,537)	(208,109)
Otjikoto Mine, development and sustaining capital	(11,747)	(20,881)	(41,379)	(36,088)
Masbate Mine, development and sustaining capital	(12,096)	(6,114)	(33,493)	(36,480)
Libertad Mine, development and sustaining capital	(2,568)	(5,868)	(12,608)	(18,137)
Limon Mine, development and sustaining capital	(4,082)	(4,541)	(17,285)	(10,976)
Gramalote Project, prefeasibility and exploration	(1,563)	(3,512)	(6,040)	(8,692)
Other exploration and development (Note 14)	(14,192)	(14,942)	(47,057)	(40,615)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs (Note 6)	—	—	—	6,593
Purchase of non-controlling interest (Note 6)	—	—	(2,500)	—
Other	878	(84)	808	(201)
Cash used by investing activities	(62,498)	(121,260)	(213,091)	(352,705)

Increase (decrease) in cash and cash equivalents	248,356	1,950	208,742	(54,801)

Effect of exchange rate changes on cash and cash equivalents	(467)	(434)	(1,369)	(161)
Cash and cash equivalents, beginning of period	106,952	88,193	147,468	144,671
Cash and cash equivalents, end of period	$354,841	$89,709	$354,841	$89,709

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2018	As at December 31, 2017
Assets
Current
Cash and cash equivalents	$354,841	$147,468
Accounts receivable, prepaids and other	24,842	20,603
Value-added and other tax receivables	14,101	21,335
Inventories (Note 4)	223,782	206,445
	617,566	395,851

Long-term investments (Note 5)	6,035	9,744
Value-added tax receivables	22,113	22,318
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries	2,078,071	2,124,133
Investments in joint ventures	70,986	65,830
Other assets (Note 7)	40,773	39,848
Deferred income taxes	12,051	27,433
	$2,847,595	$2,685,157
Liabilities
Current
Accounts payable and accrued liabilities	$70,021	$95,092
Current income and other taxes payable	76,375	26,448
Current portion of derivative instruments at fair value (Note 11)	1,276	4,952
Current portion of long-term debt (Note 8)	289,174	302,630
Current portion of prepaid sales (Note 10)	45,000	60,000
Current portion of mine restoration provisions	2,349	1,819
Other current liabilities	1,447	3,603
	485,642	494,544
Long-term debt (Note 8)	457,756	399,551
Prepaid sales (Note 10)	—	30,000
Mine restoration provisions	99,046	96,627
Deferred income taxes	102,684	81,518
Employee benefits obligation	11,106	14,708
Other long-term liabilities	1,880	1,816
	1,158,114	1,118,764
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 989,609,160 common shares (Dec 31, 2017 – 980,932,908)	2,221,564	2,197,267
Contributed surplus	69,151	60,039
Accumulated other comprehensive loss	(144,273)	(94,294)
Deficit	(490,243)	(610,908)
	1,656,199	1,552,104
Non-controlling interests	33,282	14,289
	1,689,481	1,566,393
	$2,847,595	$2,685,157

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

Net income for the period	—	—	—	—	87,886	6,911	94,797
IFRS 9 transition adjustment on January 1, 2018	—	—	—	(45,478)	45,478	—	—
Impact of change in credit spread on convertible notes (Note 8)	—	—	—	(160)	—	—	(160)
Unrealized loss on investments (Note 5)	—	—	—	(4,341)	—	—	(4,341)
Payments received from non-controlling interests	—	—	—	—	—	434	434
Acquisition of non-controlling interest (Note 6)	—	—	—	—	(2,500)	—	(2,500)
Sale of non-controlling interest (Note 6)	—	—	—	—	(10,199)	57,199	47,000
Net loan receivable on sale of non-controlling interest (Note 6)	—	—	—	—	—	(45,050)	(45,050)
Interest on loan to non-controlling interest	—	—	—	—	—	(501)	(501)
Shares issued for mineral property interests	200	486	—	—	—	—	486
Shares issued on exercise of stock options (Note 9)	7,805	15,049	—	—	—	—	15,049
Shares issued on vesting of RSUs	671	1,792	(1,792)	—	—	—	—
Share-based payments (Note 9)	—	—	17,874	—	—	—	17,874
Transfer to share capital on exercise of stock options	—	6,970	(6,970)	—	—	—	—

Balance at September 30, 2018	989,609	$2,221,564	$69,151	$(144,273)	$(490,243)	$33,282	$1,689,481

	2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

Net income for the period	—	—	—	—	26,973	127	27,100
Unrealized gain on investments, net of deferred tax expense	—	—	—	465	—	—	465
Shares issued on exercise of stock options	12,522	24,269	—	—	—	—	24,269
Shares issued on vesting of RSUs	1,760	3,584	(3,584)	—	—	—	—
Share-based payments (Note 9)	—	—	16,086	—	—	—	16,086
Transfer to share capital on exercise of stock options	—	12,850	(12,850)	—	—	—	—

Balance at September 30, 2017	979,174	$2,192,696	$55,843	$(94,970)	$(640,787)	$9,702	$1,522,484

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua) and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Fekola Mine in Mali, which commenced commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines, and the Libertad Mine and the Limon Mine in Nicaragua. The Company presently has an 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

Other than as stated below, these condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 6, 2018.

New accounting standards and amendments adopted

The following standards have been adopted as at January 1, 2018 in accordance with the transitional provisions outlined in the respective standards.

IFRS 15 - Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments (Note 5): reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes (Note 8): reclassification of an $11 million loss from deficit to AOCI.

The following is the new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified and measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.

Long-term investments
Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in other comprehensive income ("OCI"). Upon disposal, any accumulated gains and losses remain in equity.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt
The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt required to be classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Derecognition of financial assets
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Accounting standards and amendments issued but not yet adopted

IFRS 16 - Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both short and long-term liabilities and mining interest balances. As a result of recognizing additional lease obligations, it is expected that there will be a reduction in production costs, as lease expense will be removed. Depreciation expense and interest and financing expense are expected to increase as a result of the recognition of additional lease assets and the associated lease obligations. The Company has not yet quantified the expected impact.

The Company is currently evaluating the effect of the standard will have on its consolidated financial statements. In 2017, the Company completed an initial scoping of its existing lease and service contracts and is finalizing this scoping. During the first nine months of 2018, a working group was formed, the assessment of the contracts began and initial calculations were prepared for the contracts determined to contain leases for four locations. In the fourth quarter of 2018, the Company plans to continue with the contract assessment and calculations for its remaining locations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3	Significant accounting judgements and estimates

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions including future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, taxation rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

4	Inventories

	September 30, 2018	December 31, 2017
	$	$

Gold and silver bullion	27,279	47,916
In-process inventory	13,129	11,464
Ore stock-pile inventory	55,083	55,498
Materials and supplies	128,291	91,567
	223,782	206,445

At September 30, 2018, the Company recorded a net realizable value adjustment of $1 million with respect to the carrying value of certain inventory balances related to the Limon and Libertad mines.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5	Long-term investments

	September 30, 2018			December 31, 2017

	Cost $	AOCI $	Fair Value $	Cost $	Total Impairment $	AOCI $	Fair Value $

Calibre Mining Corp.	7,844	(5,359)	2,485	7,844	(4,330)	2,012	5,526
RTG Mining Inc.	13,400	(12,243)	1,157	13,400	(12,095)	1,283	2,588
St. Augustine Gold & Copper Ltd.	20,193	(18,608)	1,585	20,193	(18,658)	91	1,626
Libero Copper Corp. (Note 6)	632	174	806	—	—	—	—
Goldstone Resources Ltd.	20	(18)	2	20	(18)	2	4
Balance, end of period	42,089	(36,054)	6,035	41,457	(35,101)	3,388	9,744

The Company's long-term investments were previously classified as available-for-sale. Upon adoption of IFRS 9, the Company made the irrevocable election to present changes in the fair value of its long-term investments in OCI. This designation resulted in reclassification of a $35 million cumulative loss (net of a $1 million deferred income tax recovery) on the long-term investments from deficit to AOCI on January 1, 2018. For the three and nine months ended September 30, 2018, the Company recorded an unrealized fair value gain of $0 million and an unrealized fair value loss of $4 million, respectively, in other comprehensive income.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	September 30, 2018	December 31, 2017
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,148,609	1,094,784
Accumulated depreciation and depletion	(115,939)	(35,477)
	1,032,670	1,059,307
Otjikoto Mine, Namibia
Cost	563,107	527,069
Accumulated depreciation and depletion	(218,607)	(163,153)
	344,500	363,916
Masbate Mine, Philippines
Cost, net of impairment	659,501	625,722
Accumulated depreciation and depletion	(233,385)	(193,925)
	426,116	431,797
Libertad Mine, Nicaragua
Cost, net of impairment	344,931	335,651
Accumulated depreciation and depletion	(288,020)	(263,838)
	56,911	71,813
Limon Mine, Nicaragua
Cost, net of impairment	208,939	173,358
Accumulated depreciation and depletion	(143,833)	(127,740)
	65,106	45,618

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	71,473	69,989
Fekola Regional, Mali	21,661	17,211
Toega, Burkina Faso	16,960	10,603
Mocoa, Colombia	10,230	29,041
Ondundu, Namibia	7,056	5,246
Other	24,814	18,881
	152,194	150,971
Corporate & other
Office, furniture and equipment, net	574	711
	2,078,071	2,124,133
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	70,986	65,830
	2,149,057	2,189,963

Impairment of long-lived assets

El Limon long-lived assets

During the year-ended December 31, 2015, the Company recorded an pre-tax impairment charge of $23 million on the carrying value of El Limon Mine property, plant and equipment. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $7 million was $16 million.

During the three months ended September 30, 2018, the Company completed its annual life-of-mine ("LoM") plan for El Limon. As a result of the inclusion of ounces produced from the Limon Central Zone, the expected ounces produced and mine life in the LoM has significantly increased compared to previous LoM plans. The Company considered the increase in expected production and mine life to be an indicator of impairment reversal for El Limon. The Company conducted an impairment analysis whereby the carrying values of El Limon Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”) at September 30,

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

2018. In carrying out the review of El Limon Mine’s long-lived assets for impairment reversal, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its cash generating units ("CGUs") is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment reversal test at September 30, 2018 were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2030
Discount rate	5%

The Company’s analysis concluded that the carrying values of El Limon Mine property, plant and equipment at September 30, 2018 were lower than the FVLCD and has therefore resulted in a full reversal of the original impairment loss recorded in 2015. After reflecting the amount of depreciation that would have been taken on the impaired assets, the Company recorded a pre-tax impairment reversal of $13 million. The net impairment reversal recorded in the statement operations after taking into account a deferred income tax expense of $4 million was $9 million.

La Libertad long-lived assets

During the three months ended September 30, 2018, the Company completed its annual LoM plan for La Libertad. As a result of delays in permitting the Jabali Antenna Open Pit, the expected ounces produced in the LOM have been reduced compared to previous LoM plans. The Company considered this reduction in expected production to be an indicator of impairment for La Libertad. The Company conducted an impairment analysis whereby the carrying values of La Libertad Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its FVLCD at September 30, 2018. In carrying out the review of La Libertad Mine’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at September 30, 2018 were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2020
Discount rate	5%

The Company’s analysis concluded that the carrying values of La Libertad Mine property, plant and equipment at September 30, 2018 were impaired resulting in an impairment charge of $16 million being recorded in the statement operations.

Mocoa

During the first half of 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018. On June 15, 2018, pursuant to the terms of a share purchase agreement (the "Agreement") dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero Copper Corporation ("Libero") and Libero Resources Limited, a wholly owned subsidiary of Libero, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia (the "Property") to Libero for 10,400,000 Common shares of Libero valued at $1 million upon closing and retained a 2% net smelter returns royalty (the "Mocoa NSR") on production generated from the Property valued at $10 million which has been classified as a mining interest. In determining the value of the Mocoa NSR, the Company utilized scenario weighted discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, future metal prices, estimated allowable deductions, and discount rates.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Management’s estimate of the fair value of the Mocoa NSR is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the valuation of the Mocoa NSR were as follows:

Copper price	$3.10/pound
Molybdenum price	$8.10/pound
Discount rate	12%

In connection with this acquisition, the total holdings in the Common shares of Libero held by the Company represented approximately 19% of the outstanding Common shares of Libero as of the transaction date. Immediately before such acquisition, the Company held no Common shares of Libero.

Sensitivities

These recoverable amounts are most sensitive to changes in long-term prices gold prices and discount rates. A decrease in long- term gold prices would result in the Company making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. Ignoring the impact on our mine plans, in isolation, a US$50 decrease in long- term gold price assumptions would result in an additional reduction of approximately $2 million and a 50 basis point increase in the discount rate would result in additional reduction of approximately $1 million in the post-tax recoverable amounts at La Libertad Mine. There would be no change to the post-tax recoverable amount at the El Limon Mine as a result of either a US$50 decrease in long-term gold price assumption or a 50 basis point increase in the discount rate.

For the Mocoa Project, a decrease of US$0.40 per pound and US$0.15 per pound in the respective long-term molybdenum and copper price assumptions would result in an additional reduction of approximately $1 million and a 50 basis point increase in the discount rate would result in additional reduction of approximately $1 million in the recoverable amount.

Mineral interest updates

Fekola

On November 30, 2017, management determined that the Fekola Mine achieved commercial production. Effective December 1, 2017, revenues and production costs relating to Fekola gold production were recorded in the statement of operations.

During the construction phase, the Company capitalized interest costs on its borrowings attributable to funds spent on Fekola in the amount of $6 million and $16 million, respectively, for the three and nine months ended September 30, 2017. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which included the convertible senior subordinated notes and the revolving credit facility (Note 8). No interest was capitalized during the three and nine months ended September 30, 2018.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Mine. Following signing of a shareholder's agreement in August 2017, between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company confirmed the basis under which it was to contribute a 10% free carried interest in Fekola SA to the State of Mali. In addition, the State of Mali also had the option to purchase an additional 10% of Fekola SA which it elected to exercise. Terms and conditions of the acquisition of this additional 10% were agreed between the Company and the State of Mali in a share purchase agreement (the “Share Purchase Agreement”) dated August 2017.

The Company has signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Mining Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized an amendment to the Fekola Mining Convention with the State of Mali to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

On August 8, 2018, the Company was informed that the Malian Council of Ministers and the President of Mali approved the State of Mali’s participation in Fekola SA. The Company has transferred ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). This Priority Dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola intercompany loans, including funds advanced for mine construction plus interest have been repaid to B2Gold in full.

The State of Mali's purchase of the additional 10% participating interest is considered to be a change in the ownership of a subsidiary that does not result in a change in control and, accordingly, the Company has accounted for this transaction within equity in accordance with IFRS 10, Consolidated financial statements. The value of the additional 10% interest sold of $57 million, equal to the State of Mali's proportionate share in the net assets of Fekola SA, has been recorded as an increase in non-controlling interest on the Company's balance sheet. The net loss of $10 million on the transaction, being the difference between the value of the additional 10% interest and the consideration, has been recorded as an increase to deficit. The State of Mali has agreed to make payments totaling $47 million with respect to the acquisition of the additional 10% interest. The $47 million obligation of the State of Mali, in the form of a loan from B2Gold, will bear interest at a rate equal to the prime lending rate of the Central Bank of West African States plus 3%. The loan will be satisfied by netting it off against any ordinary dividends receivable by the State of Mali for its second 10% participating interest in Fekola SA until such time as the full amount of any principal and accrued interest outstanding under the loan are extinguished. The Company has recorded the loan receivable as a reduction of non-controlling interest on the balance sheet in accordance with IFRS 10.

Purchase of Limon non-controlling interest

On May 22, 2018, the Company through its wholly owned subsidary, Triton Mining Corporation acquired the remaining 5% of the outstanding shares of Triton Minera S.A. the entity that owns the Limon Mine, from Inversiones Mineras S.A. ("IMISA") in exchange for cash consideration of $2.5 million. The Company now owns 100% of the Limon mine. The change in ownership did not result in any change in the control of Triton Minera S.A. and as a result has been accounted for in equity in accordance with IFRS 10, Consolidated financial statements.

Sale of Lynn Lake royalty

On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“Lynn Lake NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the Lynn Lake NSR, based upon an evaluation of the likely cash flows arising from the Lynn Lake NSR. In the period since the original accounting for the business combination the Company previously determined that the Lynn Lake NSR did not fulfill the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the Lynn Lake NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2017, the Company recorded a $7 million pre-tax gain on disposal of the Lynn Lake NSR. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7	Other assets

	September 30, 2018	December 31, 2017
	$	$

Low-grade stockpile	16,133	11,727
Debt service reserve accounts (Note 8)	14,862	12,918
Loan receivable, including accrued interest	3,782	7,718
Derivative instruments at fair value (Note 11)	2,879	2,768
Reclamation deposits	2,242	2,353
Other	875	2,364
	40,773	39,848

The current portion of derivative instruments at fair value of $10 million (December 31, 2017 - $6 million) is recorded in Accounts receivable, prepaids and other on the Company's balance sheet.

8	Long-term debt

	September 30, 2018	December 31, 2017
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	4,205	18,900
	262,955	277,650
Revolving credit facility:
Principal amount	400,000	350,000
Less: unamortized transaction costs	(4,600)	(5,851)
	395,400	344,149
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	58,429	50,569
Otjikoto equipment loan facility (net of unamortized transaction costs)	13,317	20,750
Masbate equipment loan facility (net of unamortized transaction costs)	13,869	7,719
Finance lease liabilities	2,387	—
Nicaraguan equipment loans	573	1,344
	88,575	80,382

	746,930	702,181

Less: current portion	(289,174)	(302,630)
	457,756	399,551
Convertible senior subordinated notes
As at September 30, 2018, the fair value of the convertible senior subordinated notes (“convertible notes”) was $263 million, including $4 million of accrued interest. Upon adoption of IFRS 9, the Company was required to reflect the impact of the fair value change related to the Company’s own credit risk through OCI. This change resulted in reclassification of an $11 million cumulative loss on the convertible notes from deficit to AOCI on January 1, 2018.
The change in fair value of convertible notes recorded in the statement of operations for the three and nine months ended September 30, 2018 was a loss of $1 million and a gain of $11 million, respectively, (2017 – gain of $8 million and a loss of $4 million, respectively). The change in fair value of the convertible notes recognized in the statement of operations for the three and nine months ended September 30, 2017 was stated after reducing it by $3 million and $10 million, respectively, for interest expense which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
Subsequent to September 30, 2018, on October 1, 2018, the Company repaid the outstanding balance under the convertible notes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Revolving corporate credit facility

During the nine months ended September 30, 2018, the Company made drawdowns of $225 million and repaid $175 million of the revolving credit facility ("RCF"). As at September 30, 2018, the Company had drawn down $400 million under the $500 million RCF, leaving an undrawn and available balance of $100 million.

For three and nine months ended September 30, 2017, the interest and financing expense relating to the RCF recognized in the statement of operations was reduced by $3 million and $6 million, respectively, which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2018, the Company was in compliance with these debt covenants.
Fekola equipment loan facility
During the nine months ended September 30, 2018, the Company drew down Euro 17 million ($21 million equivalent) under its Fekola equipment loan facility. As at September 30, 2018, Euro 5 million ($6 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2018, the balance in the DSRA was Euro 8 million ($9 million equivalent).

Masbate equipment loan facility

During the nine months ended September 30, 2018, the Company made drawdowns of $8 million, respectively, under the facility. As at September 30, 2018, $1 million was available for future drawdowns.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2018, the Company had 989,609,160 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.
For the three and nine months ended September 30, 2018, share-based payments expense, relating to the vesting of stock options, was $8 million and $14 million, respectively, (2017 - $3 million and $10 million, respectively) net of $1 million and $2 million, respectively, (2017 - $1 million and $3 million, respectively) capitalized to mining interests.
For the three and nine months ended September 30, 2018, the Company issued 3 million and 8 million shares, respectively, for proceeds of $6 million and $15 million, respectively, upon the exercise of stock options. Subsequent to September 30, 2018, 1 million shares were issued for proceeds of $1 million upon the exercise of stock options.
During the three and nine months ended September 30, 2018, 25 million options were granted. As at September 30, 2018, 72 million stock options were outstanding.
A summary of changes to stock options outstanding:

	Number of outstanding options ('000's)	Weighted-average exercise price (in Cdn. $)

Outstanding at December 31, 2017	57,602	2.70
Granted	24,550	3.35
Exercised	(7,978)	2.49
Forfeited or expired	(2,055)	3.51
Outstanding at September 30, 2018	72,119	2.92

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

For the three and nine months ended September 30, 2018, share-based payments expense, relating to the vesting of restricted share units ("RSUs"), was $1 million and $2 million, respectively, (2017 - $1 million and $3 million, respectively).
During the three and nine months ended September 30, 2018, the Company granted 1 million and 1 million RSUs, respectively, to employees. As at September 30, 2018, 2 million RSUs were outstanding.
Earnings per share
For the three and nine months ended September 30, 2018, potential share issuances arising from any future conversion of the convertible notes are included in the calculation of diluted weighted average shares outstanding and their impact removed from diluted net income attributable to shareholders of the Company as these securities are dilutive.
The following is the calculation of diluted net income attributable to shareholders of the Company for the period:

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017

Net income for the period attributable to shareholders of the Company	$10,598	$11,443	$87,886	$26,973
Dilutive impact of gain on fair value of convertible notes	$—	$(8,046)	$(10,651)	$—
Diluted net income for the period	$10,598	$3,397	$77,235	$26,973
The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017

Basic weighted average number of common shares outstanding (in thousands)	988,795	978,680	985,226	975,246

Effect of dilutive securities
Convertible notes	—	65,798	65,798	—
Stock options	10,194	13,509	12,417	15,268
Restricted share units	358	358	460	432
Diluted weighted average number of common shares outstanding (in thousands)	999,347	1,058,345	1,063,901	990,946
The following is the basic and diluted earnings per share:

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017

Earnings per share (attributable to shareholders of the Company)
Basic	$0.01	$0.01	$0.09	$0.03
Diluted	$0.01	$ 0.00	$0.07	$0.03

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10	Prepaid Sales

During the three and nine months ended September 30, 2018, the Company delivered 12,908 ounces and 38,724 ounces, respectively, into contracts valued at $15 million and $45 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations.

As at September 30, 2018, the Company had $45 million of outstanding contracts for the delivery of 38,191 ounces with 12,909 ounces to be delivered during the fourth quarter of 2018 and 25,282 ounces during the first half of 2019.

11	Derivative Financial instruments

Gold forwards

As at September 30, 2018, the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 8,979 ounces during 2018, at a price of 15,044 Rand per ounce, which are recorded at FVTPL. The unrealized fair value of these contracts at September 30, 2018 was $(1) million.
Forward contracts – fuel oil, gas oil, diesel
During the nine months ended September 30, 2018, the Company entered into additional forward contracts for the purchase of 25,201,000 litres of fuel oil, 10,828,000 litres of gas oil and 3,009,000 litres of diesel with settlements scheduled between February 2019 and October 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at September 30, 2018:

	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	11,322	35,800	16,438	63,560
Average strike price	$0.32	$0.32	$0.33	$0.32

Forward – gas oil:
Litres (thousands)	6,546	19,383	7,598	33,527
Average strike price	$0.43	$0.43	$0.51	$0.45

Forward – diesel:
Litres (thousand)	1,049	2,856	1,599	5,504
Average strike price	$0.46	$0.50	$0.57	$0.51
The unrealized fair value of these contracts at September 30, 2018 was $12 million.
Interest Rate Swaps

The Company has a series of interest swaps with a notional amount of $100 million with settlements scheduled between December 2018 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at September 30, 2018 was $1 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at September 30, 2018, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2018		As at December 31, 2017
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	6,035	—	9,744	—
Convertible senior subordinated notes (Note 8)	—	(262,955)	—	(277,650)
Gold forward contracts (Note 11)	—	(1,276)	—	(4,952)
Fuel derivative contracts (Note 11)	—	12,158	—	7,366
Interest rate swaps (Note 11)	—	1,047	—	1,246

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.
The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximate their carrying value.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017
	$	$	$	$

Consolidated income before income taxes	61,163	25,221	220,526	44,623
Canadian federal and provincial income tax rates	27.00%	26.00%	27.00%	26.00%
Income tax expense at statutory rates	16,514	6,557	59,542	11,602

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	5,536	1,119	7,691	(16,304)
Non-deductible expenditures	8,382	3,969	23,429	9,541
Losses for which no tax benefit has been recorded	3,688	(213)	11,664	11,844
Benefit of optional tax deductions	(4,012)	—	(9,044)	—
Withholding tax	2,229	(849)	6,417	3,776
Minimum tax	1,306	2,076	3,847	3,579
Change due to foreign exchange	3,119	205	12,601	(5,557)
Change in accruals for tax audits	—	5	—	(647)
Amounts over provided in prior years	146	(545)	256	(545)
Changes in estimates of deferred tax assets	8,219	(13)	9,326	25
Non-deductible portion of losses	—	517	—	209
Income tax expense	45,127	12,828	125,729	17,523

Current income tax, withholding and other taxes expense	26,448	6,975	89,180	14,233
Deferred income tax expense	18,679	5,853	36,549	3,290
Income tax expense	45,127	12,828	125,729	17,523

Included in income tax expense for the three and nine months ended September 30, 2018, is $4 million and $14 million, respectively, related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017
	$	$	$	$

Depreciation and depletion	82,117	37,551	231,838	118,946
Delivery into prepaid sales (Note 10)	(15,000)	(15,000)	(45,000)	(45,000)
Impairment of long-lived assets, net (Note 6)	2,960	—	21,146	—
Interest and financing expense	6,836	4,637	21,669	11,083
Gain on sale of Lynn Lake royalty (Note 6)	—	—	—	(6,593)
Unrealized loss (gain) on fair value of convertible notes (Note 8)	1,441	(8,046)	(10,651)	3,932
Share-based payments	9,422	3,938	16,382	13,252
Unrealized (gains) losses on derivative instruments	(2,269)	(2,454)	(8,269)	16
Write-down of mineral property interests	499	2,046	499	3,485
Write-down of long-term investments	—	157	—	1,613
Provision for non-recoverable input taxes	(1,558)	(208)	334	1,340
Deferred income tax expense (Note 13)	18,679	5,853	36,549	3,290
Other	(651)	(1,097)	400	(3,986)
	102,476	27,377	264,897	101,378

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017
	$	$	$	$

Accounts receivable and prepaids	2,131	(1,273)	1,105	(4,399)
Value-added and other tax receivables	3,215	818	5,832	(2,940)
Inventories	3,750	(2,721)	(32,470)	(10,724)
Accounts payable and accrued liabilities	(1,250)	3,647	(8,694)	1,627
Current income and other taxes payables	12,955	2,040	50,307	(6,378)
	20,801	2,511	16,080	(22,814)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017
	$	$	$	$

Fekola Mine, exploration	(5,091)	(2,475)	(12,131)	(6,215)
Otjikoto Mine, exploration	(314)	(320)	(1,311)	(753)
Masbate Mine, exploration	(1,253)	(1,169)	(3,470)	(3,979)
Libertad Mine, exploration	(1,106)	(1,996)	(3,839)	(5,465)
Limon Mine, exploration	(1,760)	(1,929)	(5,558)	(4,155)
Fekola Regional, exploration	(652)	(2,306)	(5,854)	(5,890)
Toega Project, exploration	(1,419)	(1,127)	(6,357)	(4,270)
Kiaka Project, exploration	(301)	(1,685)	(1,625)	(3,639)
Ondundu Project, exploration	(553)	(804)	(1,505)	(2,556)
Other	(1,743)	(1,131)	(5,407)	(3,693)
	(14,192)	(14,942)	(47,057)	(40,615)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017
	$	$	$	$

Non-controlling interest sold in exchange for loan receivable (Note 6)	47,000	—	47,000	—
Share-based payments, capitalized to mineral property interests	1,271	1,086	1,918	2,834
Interest expense, capitalized to mineral property interests	—	6,299	—	15,952
Change in current liabilities relating to mineral property expenditures	(4,744)	2,100	(14,804)	12,005
Foreign exchange gain (loss) on Fekola equipment loan facility	401	(1,344)	2,537	(3,797)

A subsidiary of the Company, Kronk Resources Inc, has $1 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

For the nine months ended September 30, 2018, the Company paid $23 million of income taxes in cash.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Segmented Information

The Company’s reportable operating segments include its mining operations, namely the Fekola, Otjikoto, Masbate, Libertad, and Limon mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2018
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	151,628	50,246	78,756	25,980	2,245	—	15,000	323,855
Intersegment gold revenue	—	—	—	2,162	13,424	—	(15,586)	—
Production costs	46,321	20,126	33,119	20,918	12,685	—	—	133,169
Depreciation & depletion	33,198	20,299	16,239	8,387	3,994	—	64	82,181
Net income (loss)	37,393	(1,254)	18,376	(21,567)	(1,657)	29	(15,284)	16,036
Capital expenditures	22,219	12,061	13,349	3,674	5,842	6,231	6	63,382
Total assets	1,196,565	430,452	504,980	89,964	82,810	226,539	316,285	2,847,595

	For the three months ended September 30, 2017
	Fekola Mine	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	—	64,522	56,492	16,721	1,374	—	15,000	154,109
Intersegment gold revenue	—	—	—	5,018	11,601	—	(16,619)	—
Production costs	—	23,391	24,147	14,774	10,465	—	—	72,777
Depreciation & depletion	—	18,351	9,143	6,382	3,675	—	52	37,603
Net income (loss)	3,621	6,884	13,097	(3,880)	(3,639)	(611)	(3,079)	12,393
Capital expenditures	67,793	21,201	7,283	7,864	6,470	10,565	164	121,340
Total assets	1,159,842	479,270	525,428	102,436	67,577	206,111	38,535	2,579,199

	For the nine months ended September 30, 2018
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	444,810	158,491	221,750	72,339	10,559	—	45,000	952,949
Intersegment gold revenue	—	—	—	7,278	42,259	—	(49,537)	—
Production costs	110,407	64,994	92,699	58,574	36,733	—	—	363,407
Depreciation & depletion	91,687	56,052	41,247	24,165	18,687	—	191	232,029
Net income (loss)	122,961	4,177	53,572	(30,181)	(7,851)	(19,264)	(28,617)	94,797
Capital expenditures	65,668	42,690	36,963	16,447	22,843	26,788	54	211,453
Total assets	1,196,565	430,452	504,980	89,964	82,810	226,539	316,285	2,847,595

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2017
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	—	167,169	184,413	65,377	2,728	—	45,000	464,687
Intersegment gold revenue	—	—	—	19,670	29,067	—	(48,737)	—
Production costs	—	60,292	78,725	54,063	27,542	—	—	220,622
Depreciation & depletion	—	47,570	27,373	30,922	13,081	—	148	119,094
Net income (loss)	5,193	28,465	56,035	(11,943)	(16,939)	745	(34,456)	27,100
Capital expenditures	214,324	36,841	40,459	23,602	15,131	28,739	281	359,377
Total assets	1,159,842	479,270	525,428	102,436	67,577	206,111	38,535	2,579,199
The Company’s mining interests are located in the following geographical locations:

	September 30, 2018	December 31, 2017
	$	$
Mining interests
Mali	1,059,398	1,081,364
Philippines	426,116	431,797
Namibia	352,332	369,763
Nicaragua	126,687	121,671
Burkina Faso	95,707	85,676
Colombia	81,216	94,871
Finland	5,373	2,991
Canada	574	711
Other	1,654	1,119
	2,149,057	2,189,963

16	Commitments

As at September 30, 2018, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $1 million for the plant upgrade and $1 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2018.

•	For payments of $5 million for mobile equipment and $1 million for the oxygen plant at the Fekola Mine all of which is expected to be incurred in 2019.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the nine months ended September 30, 2018
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals / write-offs / impairments	Reclass	Balance at Sept. 30, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals / write-offs	Balance at Sept. 30, 2018	As at Sept. 30, 2018	As at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	55,805	(325)	(1,655)	1,148,609	(35,477)	(80,499)	37	(115,939)	1,032,670	1,059,307
Otjikoto	527,069	38,269	(2,231)	—	563,107	(163,153)	(56,413)	959	(218,607)	344,500	363,916
Masbate	625,722	34,590	(811)	—	659,501	(193,925)	(40,271)	811	(233,385)	426,116	431,797
Libertad	335,651	26,653	(17,373)	—	344,931	(263,838)	(24,767)	585	(288,020)	56,911	71,813
Limon	173,358	22,504	13,077	—	208,939	(127,740)	(16,409)	316	(143,833)	65,106	45,618
	2,756,584	177,821	(7,663)	(1,655)	2,925,087	(784,133)	(218,359)	2,708	(999,784)	1,925,303	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	1,971	—	(487)	71,473	—	—	—	—	71,473	69,989
Mocoa	29,041	7	(18,186)	(632)	10,230	—	—	—	—	10,230	29,041
Fekola Regional	17,211	4,450	—	—	21,661	—	—	—	—	21,661	17,211
Toega	10,603	6,357	—	—	16,960	—	—	—	—	16,960	10,603
Ondundu	5,246	1,810	—	—	7,056	—	—	—	—	7,056	5,246
Other	18,881	5,945	(499)	487	24,814	—	—	—	—	24,814	18,881
	150,971	20,540	(18,685)	(632)	152,194	—	—	—	—	152,194	150,971

Corporate
Office, furniture & equipment	2,264	54	—	—	2,318	(1,553)	(191)	—	(1,744)	574	711

	2,909,819	198,415	(26,348)	(2,287)	3,079,599	(785,686)	(218,550)	2,708	(1,001,528)	2,078,071	2,124,133

Investments in joint ventures (accounted for using the equity method)
Gramalote	65,830	5,156	—	—	70,986	—	—	—	—	70,986	65,830

	2,975,649	203,571	(26,348)	(2,287)	3,150,585	(785,686)	(218,550)	2,708	(1,001,528)	2,149,057	2,189,963

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2017
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Additions	Disposals/ write-offs	Reclass	Balance at Dec. 31, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2017	As at Dec. 31, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	—	26,577	—	1,068,207	1,094,784	—	(35,477)	—	(35,477)	1,059,307	—
Otjikoto	481,378	46,193	(2,966)	2,464	527,069	(95,698)	(67,680)	225	(163,153)	363,916	385,680
Masbate	517,457	56,815	(9,430)	60,880	625,722	(165,224)	(37,999)	9,298	(193,925)	431,797	352,233
Libertad	300,816	35,190	(355)	—	335,651	(226,488)	(37,425)	75	(263,838)	71,813	74,328
Limon	151,186	23,420	(1,248)	—	173,358	(107,255)	(21,610)	1,125	(127,740)	45,618	43,931
	1,450,837	188,195	(13,999)	1,131,551	2,756,584	(594,665)	(200,191)	10,723	(784,133)	1,972,451	856,172

Undeveloped mineral interests
Masbate	60,880	—	—	(60,880)	—	—	—	—	—	—	60,880

Mine under construction
Fekola	908,855	159,352	—	(1,068,207)	—	—	—	—	—	—	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	5,082	—	—	69,989	—	—	—	—	69,989	64,907
Mocoa	29,004	37	—	—	29,041	—	—	—	—	29,041	29,004
Fekola Regional	9,326	7,885	—	—	17,211	—	—	—	—	17,211	9,326
Toega	4,819	5,784	—	—	10,603	—	—	—	—	10,603	4,819
Ondundu	2,130	3,116	—	—	5,246	—	—	—	—	5,246	2,130
Other	13,776	6,555	(1,450)	—	18,881	—	—	—	—	18,881	13,776
	123,962	28,459	(1,450)	—	150,971	—	—	—	—	150,971	123,962

Corporate
Office, furniture & equipment	1,827	437	—	—	2,264	(1,340)	(213)	—	(1,553)	711	487

	2,546,361	376,443	(15,449)	2,464	2,909,819	(596,005)	(200,404)	10,723	(785,686)	2,124,133	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	12,106	—	—	65,830	—	—	—	—	65,830	53,724

	2,600,085	388,549	(15,449)	2,464	2,975,649	(596,005)	(200,404)	10,723	(785,686)	2,189,963	2,004,080